October 21, 2016

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	International Seaways, Inc. (f/k/a OSG International, Inc.)

Amendment No. 1 to Registration Statement on Form 10-12B

Filed September 15, 2016

File No. 001-37836

Dear Ms. Nicholson:

On behalf of International Seaways, Inc. (f/k/a OSG International, Inc.1 (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2016 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Registration Statement on Form 10-12B filed on September 15, 2016 (the “Registration Statement”).

The Company has filed with the Commission today a pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter, via EDGAR. Amendment No. 2 and the Information Statement included as Exhibit 99.1 thereto (the “Information Statement”) reflect the changes made in response to the Comments and other changes that are intended to update and clarify the information contained therein. A marked copy of Amendment No. 2, which shows changes from the Registration Statement, is being submitted supplementally for the convenience of the Staff.

1 The Company changed its name effective October 5, 2016, in connection with the anticipated spin-off.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 2

The numbered responses that follow relate to the comments set forth in the Comment Letter, which are reproduced in bold below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2 or the Information Statement, as applicable. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 2.

Exhibit 99.1

General

1.	We note your statement in your response letter that you qualify as an emerging growth company. Please disclose this information in your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Information Statement. The Company notes that it does not intend to take advantage of any benefits offered by such status.

Business, page 56

2.	We note your response to our prior comment 9 and reissue in part. Please expand your discussion of the six commercial pools and the material terms of the pooling agreements, including how the revenues are allocated among the members of the pool.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Information Statement.

Joint Ventures, page 61

3.	We note your response to our prior comment 3 and reissue in part. Please provide further support for your belief that the joint venture agreement with Euronav NV regarding the floating storage and offloading vehicles is not material and therefore not required to be filed under Item 601(b)(10) of Regulation S-K. As part of your response please clarify how the expiration of the service contracts impacts the materiality of such joint venture agreement and the requirement to file the joint venture agreement under Item 601(b)(10). Alternatively, please file the joint venture agreement as an exhibit with your next amendment.

The Company respectfully advises the staff that its joint venture arrangements with Euronav NV (“Euronav”) regarding the floating storage and offloading vehicles (the “FSO JV”) exist for the limited purpose of performing vessel operations under the service contracts. That limited purpose is reflected in each of the FSO JV agreements,2 which each include a provision narrowly defining the business of the FSO JV as “the ownership and operation of the FSO in accordance with the FSO Contract.” The FSO JV agreements each provide that upon the termination of the relevant service contract the FSO JV will terminate and each vessel will be transferred back to its former owner for nominal consideration. The expiration of the service contracts in the short term (on July 21, 2017 and September 21, 2017, respectively) and either the resulting termination of the FSO JV or the need to negotiate entirely new service contracts with a new counterparty substantially limits the value of the existing arrangements to the Company.

2 The FSO JV includes two vessels, one formerly owned by the Company and the other by Euronav. As is typical in the shipping industry, each vessel is owned by a separate legal entity. The two legal entities that constitute the FSO JV are governed by substantially identical joint venture agreements.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 3

The Company does not expect to receive any additional cash distributions from the FSO JV (unless it is renewed, in which case distributions will be determined by the new arrangement) in order to allow the FSO JV to build up cash needed to repay its debts upon termination of the service contracts. Additionally, the Company’s remaining obligations under the FSO JV agreements are limited. Its primary obligations are to appoint three members to each of the FSO JVs’ six-member board of directors and to make capital contributions in certain circumstances. The Company has not been required to make a capital contribution in the past five years and does not anticipate that it will be required to do so prior to the expiration of the current JV agreements. The Company’s guarantees of the FSO JV’s debt and its performance guarantees with respect to the service contracts are not documented in the FSO JV agreements. As noted in our prior response, the financial guarantees are immaterial in amount and the Company believes that the likelihood it would have to make any payments under those guarantees is remote. The Company similarly believes that the possibility that it will have to satisfy any obligations under the performance guarantees is remote.

In addition, the Company notes that the FSO service contracts are ordinary-course commercial contracts. The Company believes that it is not substantially dependent on any of the JV service contracts in isolation, nor is it dependent on the JVs collectively. The Company owns or operates a total of 55 vessels; as disclosed in the Form 10, six of these are owned/operated through joint ventures. The Company (and its current parent company, Overseas Shipholding Group, Inc.) evaluates from time to time whether to participate in a variety of different vessel chartering arrangements pursuant to which it provides services to counterparties, which have historically included charters-out, participations in pools, joint ventures, sale-and-leaseback arrangements, and transfers of ownership to separate companies in which an ownership stake is retained.

While the Company does not believe that the FSO JV agreements are material, we have revised the risk factor on page 29 of the Information Statement to highlight that the existing FSO JV will be terminated unless a new commercial arrangement with entirely new terms governing all of the operations of the FSO JV is reached with a new counterparty.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 4

Please direct any comments or questions regarding the Registration Statement or this letter to the undersigned at (212) 225-2864 or Marc B. Rotter at (212) 225-2099.

Very truly yours,

By:	/s/ Jeffrey D. Karpf, Esq.
Jeffrey D. Karpf, Esq.

cc:	Lois K. Zabrocky

International Seaways, Inc.

James D. Small, Esq.

Overseas Shipholding Group, Inc. / International Seaways, Inc.

Alison McNerney

PricewaterhouseCoopers LLP